Quarterly Report to Shareholders First quarter ended January 1, 2006
MESSAGE FROM THE PRESIDENT AND CEO
I am pleased to communicate and review our results for the three months ended January 1, 2006.
The Company reported first quarter net earnings of U.S. $16.2 million and diluted E.P.S. of U.S. $0.27, up 92.9% from net earnings of U.S. $8.4 million, or U.S. $0.14 per share, in the first quarter of fiscal 2005. E.P.S. was in excess of the Company’s guidance of at least U.S. $0.23 per share, which it had provided on December 1, 2005, and was a record for the first quarter of a fiscal year.
Compared to the first quarter a year ago, the increase in net earnings and E.P.S. was due to continuing strong growth in unit sales volumes and higher gross margins, partially offset by higher selling, general and administrative and depreciation expenses.
Sales in the first quarter, which is seasonally the lowest quarter in the fiscal year for the T-shirt business, amounted to U.S. $120.3 million, up 10.4% from U.S. $109.0 million in the first quarter of last year. The increase in sales revenues primarily reflected a 14.8% increase in unit sales volumes, partially offset by the impact of a lower-valued product-mix. Net selling prices were marginally higher than last year.
Gross margins in the first quarter were 35.7%, versus 29.7% in the first quarter of 2005. The significant increase in gross margins was due to more favourable manufacturing efficiencies and the lower cost of cotton, as well as slightly higher selling prices. These factors were partially offset by the impact of product-mix and increased energy and transportation costs.
Selling, general and administrative expenses in the first quarter were U.S. $18.1 million, or 15.0% of sales, compared to U.S. $16.3 million, or 15.0% of sales, in the first quarter of last year. The increase in selling, general and administrative expenses was due to higher volume-related distribution expenses, a severance charge, the impact of the stronger Canadian dollar, and the continuing development of the organization to support the Company’s ongoing growth strategy. The increase of U.S. $1.5 million in depreciation expense was due to the Company’s major ongoing investments in capacity expansion, in particular the new Dominican Republic facility.
Due to the more favourable than anticipated results for the first fiscal quarter, the Company has increased its E.P.S. guidance for the full 2006 fiscal year to approximately U.S. $1.90 per share, compared with its prior guidance of approximately U.S. $1.85 per share. The revised full year guidance reflects a projected increase of 22.6% in E.P.S. compared with U.S. $1.55 per share in fiscal 2005, before taking account of the U.S. $0.12 per share special charge last year for the closure and relocation of the Company’s Canadian yarn-spinning facilities.
The Company’s current full year guidance continues to assume a 1.5% decrease in average selling prices for the balance of the fiscal year, compared to both the first quarter of fiscal 2006 and compared to last year, as well as sequentially higher cotton costs for the balance of fiscal 2006. Although selling prices in the first quarter were higher than anticipated, there has been promotional activity in the month of January and the Company does not yet have sufficient visibility to project whether market conditions will support the continuation of more favourable pricing. Based on the assumption of lower selling prices, Gildan expects that diluted E.P.S. in the second quarter of fiscal 2006 will be approximately U.S. $0.45 per share, or approximately 20% higher than the second quarter a year ago, prior to the yarn-spinning charge.

Quarterly Report to Shareholders First quarter ended January 1, 2006
During the first quarter, the Company generated U.S. $19.6 million of free cash flow, after utilizing U.S. $44.0 million to finance its seasonal build-up of inventories for the peak selling season, and financing capital expenditures of U.S. $12.4 million. (Free cash flow is defined as cash flow from operating activities less cash flow from investing activities.) Capital expenditures are now expected to total approximately U.S. $90 million for the full fiscal year, compared to the Company’s previous estimate of approximately U.S. $105 million. The reduction in capital expenditures reflects the elimination of certain non-expansion capital spending projects, together with the later timing of some equipment purchases for the new Rio Nance activewear facility currently under construction. The Company expects to finance its capital expenditures for the balance of the fiscal year out of its internally-generated cash flow from operating activities. In addition, Gildan is continuing to evaluate potential acquisition opportunities in the sock industry.
I wish to take this opportunity to thank our shareholders for their confidence and support.
Glenn J. Chamandy
President and Chief Executive Officer

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	January 1, 2006	October 2, 2005	January 2, 2005
	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$90,296	$69,802	$52,381
Accounts receivable	51,699	108,646	49,099
Inventories	178,844	134,861	142,575
Prepaid expenses and deposits	3,265	4,394	5,872
Future income taxes	11,162	10,135	8,818

	335,266	327,838	258,745

Fixed assets	265,338	260,615	234,992
Assets held for sale	5,027	5,027	—
Other assets	4,014	4,036	3,739

Total assets	$609,645	$597,516	$497,476

Current liabilities:
Bank indebtedness	$3,980	$3,980	$—
Accounts payable and accrued liabilities	80,220	86,843	65,562
Income taxes payable	2,274	2,206	2,364
Current portion of long-term debt	19,853	19,859	19,711

	106,327	112,888	87,637

Long-term debt	27,386	27,288	41,153
Future income taxes	32,754	31,386	29,235
Non-controlling interest	5,286	5,394	2,860

Shareholders’ equity:
Share capital (note 3)	85,037	84,177	78,579
Contributed surplus	1,873	1,596	881
Retained earnings	324,734	308,539	230,883
Cumulative translation adjustment	26,248	26,248	26,248

	437,892	420,560	336,591

Total liabilities and shareholders’ equity	$609,645	$597,516	$497,476

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended
	January 1, 2006	January 2, 2005
	(unaudited)	(unaudited)
Sales	$120,310	$108,957
Cost of sales	77,415	76,577

Gross profit	42,895	32,380

Selling, general and administrative expenses	18,063	16,327

	24,832	16,053

Depreciation and amortization	7,430	5,880
Interest expense, net	566	1,201
Non-controlling interest in loss of consolidated joint venture	(108)	—

Earnings before income taxes	16,944	8,972

Income tax expense	749	585

Net earnings	$16,195	$8,387

Basic E.P.S. (note 4)	$0.27	$0.14

Diluted E.P.S. (note 4)	$0.27	$0.14
Consolidated Statements of Retained Earnings
(In thousands of U.S. dollars)

	Three months ended
	January 1, 2006	January 2, 2005
	(unaudited)	(unaudited)
Retained earnings, beginning of the period	$308,539	$222,496
Net earnings	16,195	8,387

Retained earnings, end of the period	$324,734	$230,883

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended
	January 1, 2006	January 2, 2005
	(unaudited)	(unaudited)
Cash flows from (used in) operating activities:
Net earnings	$16,195	$8,387
Adjustments for:
Depreciation and amortization	7,430	5,880
Future income taxes	227	(183)
Loss on disposal and writedown of fixed assets	40	325
Stock-based compensation expense	277	200
Other	147	(159)

	24,316	14,450

Net changes in non-cash working capital balances:
Accounts receivable	56,829	37,701
Inventories	(43,983)	(25,504)
Prepaid expenses and deposits	1,129	(2,560)
Accounts payable and accrued liabilities	(6,277)	(12,087)
Income taxes payable	58	236

	32,072	12,236

Cash flows from financing activities:
Net increase in long-term debt	92	906
Proceeds from the issuance of shares	860	409

	952	1,315

Cash flows used in investing activities:
Purchase of fixed assets, net of disposals	(12,374)	(22,089)
Increase in other assets	(107)	(54)

	(12,481)	(22,143)

Effect of exchange rate changes on cash and cash equivalents	(49)	302

Net increase (decrease) in cash and cash equivalents during the period	20,494	(8,290)

Cash and cash equivalents, beginning of period	69,802	60,671

Cash and cash equivalents, end of period	$90,296	$52,381

See accompanying notes to interim consolidated financial statements.

Quarterly Report to Shareholders First quarter ended January 1, 2006
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended January 1, 2006)
(Tabular amounts in thousands of U.S. dollars, except per share data)
(unaudited)
1. Basis of presentation:
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements.
The Company’s revenues and income are subject to seasonal variations. Consequently, the results of operations for the first quarter ended January 1, 2006 are traditionally not indicative of the results to be expected for the full year.
Certain comparative figures have been reclassified in order to conform with the current year’s presentation.
All amounts in the attached notes are unaudited unless specifically identified.
2. Significant accounting policies:
The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in Note 2 of its audited consolidated financial statements in the Company’s annual report for the year ended October 2, 2005.
3. Share capital:

	January 1, 2006		October 2, 2005		January 2, 2005
			(audited)
	Shares	Book Value	Shares	Book Value	Shares	Book Value

Authorized without limit as to number and without par value:
First preferred shares, issuable in series, non-voting
Second preferred shares, issuable in series, non-voting
Common shares
Issued and outstanding:
Common shares:
Total outstanding, beginning of period	59,955	$84,177	59,397	$78,170	59,398	$78,170
Shares issued under employee share purchase plan	2	54	10	200	2	33
Shares issued pursuant to exercise of stock options	82	806	547	5,807	38	376

Total outstanding, end of period	60,039	$85,037	59,954	$84,177	59,438	$78,579

On May 4, 2005, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of its issued and outstanding common shares and payable to shareholders of record on May 20, 2005. All share and per share data reflect the effect of the stock split on a retroactive basis.
The Company has obtained approval from the Toronto Stock Exchange to renew its normal course issuer bid, authorizing the Company to purchase up to a maximum of 1,000,000 of its common shares in the open market commencing December 22, 2005 and ending December 21, 2006. As at January 1, 2006 no shares have been repurchased under this plan.

Quarterly Report to Shareholders First quarter ended January 1, 2006
4. Earnings per share:
The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	January 1, 2006	January 2, 2005
Basis earnings per share:
Basic weighted average number of common shares outstanding	59,970	59,407

Basic earnings per share	$0.27	$0.14

Diluted earnings per share:
Basic weighted average number of common shares outstanding	59,970	59,407
Plus impact of stock options and restricted share units	589	363

Diluted weighted average number of common shares outstanding	60,559	59,770

Diluted earnings per share	$0.27	$0.14

5. Guarantees:
Significant guarantees that have been provided to third parties are the following:
The Company, and some of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at January 1, 2006, the maximum potential liability under these guarantees was $27.2 million of which $7.4 million was for surety bonds and $19.8 million was for standby letters of credit and corporate guarantees. The standby letters of credit mature at various dates during 2006, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature upon 30 days notice.
As at January 1, 2006, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management believes that the fair value of the non-contingent obligations to stand ready to perform in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.
6. Financial instruments:
The following table summarizes the Company’s commitments to buy and sell foreign currencies as at January 1, 2006 and January 2, 2005:

					Notional U.S.
	Notional amount		Exchange rate	Maturity	equivalent

2006:
Buy contracts:
Foreign exchange contracts	CA$	30,800	0.7997 to 0.8506	January to September 2006	$25,585

Sell contracts:
Foreign exchange contracts		£3,330	1.8707 to 1.8851	January to September 2006	$6,248
		€7,786	1.1802 to 1.3721	January to September 2006	$10,372
	CA$	10,000	0.8602	January 2006	$8,602

2005:
Buy contracts:
Foreign exchange contracts	CA$	42,840	0.7251 to 0.7896	January to September 2005	$32,573

Sell contracts:
Foreign exchange contracts		£5,435	1.8815 to 1.9197	January 2005 to March 2006	$10,317
		€19,259	1.3308 to 1.3721	January 2005 to March 2006	$26,085

Quarterly Report to Shareholders First quarter ended January 1, 2006
7. Segmented information:
The Company manufactures and sells activewear apparel, and operates in one business segment.
The Company has one customer accounting for greater than 10% of total sales. For the three-month periods ended January 1, 2006 and January 2, 2005 this customer accounted for 33.1% and 36.4% of total sales, respectively.
Sales were derived from customers located in the following geographic areas:

	Three months ended
	January 1, 2006	January 2, 2005

United States	$106,652	$95,571
Canada	7,466	6,820
Europe and other	6,192	6,566

	$120,310	$108,957

Fixed assets by geographic areas are as follows:

	January 1, 2006	October 2, 2005	January 2, 2005
		(audited)

Caribbean Basin and Central America	$147,423	$141,029	$108,770
United States	66,823	67,260	41,111
Canada	46,676	47,711	79,711
Mexico	4,416	4,615	5,400

	$265,338	$260,615	$234,992

8. Other information:

	Three months ended
(a) The following items were included in the determination of the Company’s net earnings:	January 1, 2006	January 2, 2005

Depreciation expense of fixed assets	$7,187	$5,683
Interest expense on long-term debt	1,031	1,319
Interest expense on short-term indebtedness	64	—
Foreign exchange loss (gain)	91	(604)
Amortization expense of deferred start-up costs	184	87
Amortization of deferred financing costs and other	59	110
Investment income	(510)	(119)

(b) Supplemental cash flow disclosure:

Cash paid during the period for:
Interest	$1,060	$1,237
Income taxes	336	82
Non-cash transactions:
Additions of fixed assets included in accounts payable and accrued liabilities	316	3,997

	January 1, 2006	October 2, 2005	January 2, 2005
		(audited)

Cash and cash equivalents consist of:
Cash balances with banks	$27,136	$38,802	$29,581
Short-term investments	63,160	31,000	22,800

	$90,296	$69,802	$52,381

Quarterly Report to Shareholders First quarter ended January 1, 2006
This document contains forward-looking statements. For a description of the risk factors and assumptions, please see the section entitled “Forward-looking Statements” on page 22.
Management’s Discussion And Analysis Of Financial Condition And Results Of Operations
The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three months ended January 1, 2006, and with Management’s Discussion and Analysis of Financial Condition and Results of Operations (“2005 MD&A”), which is part of the fiscal 2005 Annual Report, including the sections on critical accounting estimates and risks.
All financial information contained in this Interim MD&A and the Company’s Interim Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except for certain information discussed in the paragraph entitled Non-GAAP Financial Measures on page 11 of this Interim MD&A. The Company’s financial results are reconciled to U.S. GAAP at the end of its fiscal year. The effect of significant differences between Canadian and U.S. GAAP is discussed in Note 18 to the Company’s 2005 Consolidated Financial Statements. All amounts in this report are in U.S. dollars, unless otherwise stated. The Company’s Audit and Finance Committee and its Board of Directors have reviewed this MD&A with a view to ensuring consistency with the approved strategy of the Company.
For additional information relating to the Company, readers may review the documentation filed by the Company with the Canadian Securities Commission (including the Company’s Annual Information Form) available at www.sedar.com and with the U.S. Securities and Exchange Commission (including the Annual Report on Form 40-F) available at www.sec.gov.
CORPORATE OVERVIEW
Gildan is a vertically-integrated marketer and manufacturer of premium quality branded basic apparel. The Company manufactures premium quality basic T-shirts, sport shirts and sweatshirts for sale in the wholesale imprinted activewear market. The Company sells its products as blanks, which are ultimately decorated by screenprinters with designs and logos for sale to consumers. Gildan has announced plans to sell its products into the mass-market retail channel, in addition to the screenprint market. In conjunction with this strategy, Gildan is expanding its product-line to include underwear and athletic socks.
To support its sales in the various markets, the Company has modern textile facilities located in Canada, Honduras and the Dominican Republic. The Dominican Republic facility began production in fiscal 2005 and management expects to ramp up this facility to close to full capacity in fiscal 2006. All of the Company’s sewing facilities are located in Central America, Mexico and the Caribbean Basin. The Company also utilizes third party contractors to complement its vertically-integrated production.

Quarterly Report to Shareholders First quarter ended January 1, 2006
In the first quarter of fiscal 2004, Gildan formed a joint-venture company with Frontier Spinning Mills, Inc., called CanAm Yarns, LLC (formerly Cedartown Manufacturing, LLC). The joint venture operates yarn-spinning facilities in Georgia and North Carolina.
The Company distributes its products in Canada and the U.S. primarily out of company-owned distribution centres, and uses third-party warehouses in Europe and Australia to service its international customers. The corporate head office is located in Montreal, Canada and over 10,000 full-time employees work in the Company’s facilities worldwide.
INDUSTRY OVERVIEW
We currently focus on sales of T-shirts, sport shirts, and sweatshirts, in “blank” form, to the wholesale imprinted activewear market. “Imprinted” activewear is decorated with a screenprint or embroidered with a logo, design or character before it reaches the customer. Imprinted activewear is either branded or private label. Branded products reach consumers carrying the manufacturer’s label, whereas products sold on a private label basis reach consumers carrying the brand name of the customer.
We believe that growth in the imprinted activewear market has been driven by several trends such as the following:
•	continued use of activewear for event merchandising (such as concerts, festivals, etc.);

•	continued evolution of the entertainment/sports licensing and merchandising businesses;

•	the growing use of activewear for uniform applications;

•	the growing use of activewear for corporate promotions;

•	continued increase in use of activewear products for travel and tourism;

•	an increased emphasis on physical fitness; and

•	a greater use and acceptance of casual dress in the workplace.
Furthermore, significant improvements in activewear apparel, ranging from enhanced product characteristics, such as pre-shrunk fabrics, improved fabric weight, blends and construction, to increased product variety, including new sizes, colours and styles, have enhanced consumer appeal.
The screenprint activewear market is characterized by low fashion risk compared to many other apparel markets. While opportunity exists for product differentiation, demand is generally not driven by fashion trends or fads.

Quarterly Report to Shareholders First quarter ended January 1, 2006
RESULTS OF OPERATIONS
Non-GAAP Financial Measures
The operating results of Gildan account for unusual items affecting the comparability of its results. To measure its performance from one period to the next, management uses certain measures that are not defined by GAAP, such as: adjusted net earning and adjusted earnings per share, being net earnings and earnings per share excluding the special charge. Other such measures are free cash flow, total indebtedness and net debt. The Company uses and presents such non-GAAP financial measures because it believes such measures provide meaningful information on the Company’s performance and operating results. However, investors should know that such non-GAAP financial measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures used and presented by other companies. Accordingly, they should not be considered in isolation.
See the table on page 20 for a complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable GAAP financial measures.
Sales
Sales for the three months ended January 1, 2006 were $120.3 million, up 10.4% from $109.0 million for the three months ended January 2, 2005. The growth in sales revenues was due primarily to a 14.8% increase in unit sales volumes, partially offset by the impact of a lower-valued product-mix. Net selling prices were marginally higher than last year.
The Company utilizes U.S. market growth and share data for the U.S. wholesale distributor channel based on the S.T.A.R.S. report produced by ACNielsen Market Decisions. The value of the S.T.A.R.S. market growth and share data for the U.S. wholesale distribution market is reduced by the non-participation of the Company’s largest distributor.
With this caveat, unit growth in U.S. industry shipments of T-shirts from distributors to screenprinters grew by 2.8% for the three months ended December 31, 2005 compared with the three months of the previous year. Unit shipments in sweatshirts for the industry increased for the first three months ended December 31, 2005 by 0.5% over last year. Industry shipments of sport shirts decreased by 0.4% for the three months ended December 31, 2005.
For the same period, unit sales of Gildan T-shirts by U.S. distributors grew by 34.2% while sales of Gildan sport shirts and sweatshirts grew by 28.7% and 33.0% respectively, primarily due to increased market share penetration in all three categories in which the Company competes. The Company built further on its strong market leadership position in the T-shirt category in the United States, with a market share of 41.7% versus 30.2% a year ago. Gildan continues to achieve significant penetration in the sport shirt and sweatshirt categories, where its market share increased to 33.9% from 24.6% and to 27.7% from 18.6% respectively.

Quarterly Report to Shareholders First quarter ended January 1, 2006
Gross Margins
Gross margins increased from 29.7% in the first quarter of fiscal 2005 to 35.7% for the first quarter of fiscal 2006. The significant increase in gross margins was due to more favourable manufacturing efficiencies and the lower cost of cotton, as well as slightly higher selling prices. These factors were partially offset by the impact of product-mix and increased energy and transportation costs.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $18.1 million or 15.0% of sales for the first quarter of fiscal 2006, compared to $16.3 million or 15.0% of sales in the first quarter of fiscal 2005. The increase in selling, general and administrative expenses was due to higher volume-related distribution costs, a severance charge, the impact of the stronger Canadian dollar, and the continuing development of the organization to support the Company’s ongoing growth strategy. Historically, as a percentage of sales, these expenses are higher in the first quarter of the fiscal year due to the seasonality of the business.
Depreciation and Interest Expense
Depreciation expense increased from $5.9 million in the first quarter of fiscal 2005 to $7.4 million in the first quarter of fiscal 2006. The increase in depreciation expense is the result of the Company’s continued investment in capital expenditures for capacity expansion, in particular the new Dominican Republic facility.
Interest expense has decreased to $0.6 million in the first quarter of fiscal 2006 from $1.2 million in the first quarter of fiscal 2005. The decrease is the result of the reduction in overall debt following the second scheduled principal repayment made in June 2005 on the Company’s U.S. Senior Notes combined with an increase in investment income in the first quarter of fiscal 2006.
Income taxes
The income tax rate for the first quarter of fiscal 2006 was 4.4% compared to 6.5% for the first quarter of the prior fiscal year. The Company continues to anticipate that the effective tax rate will range between 4%-5% for fiscal 2006 as sales continue to grow in its international operations and are increasingly sourced from its offshore textile facilities.
Net Earnings
Net earnings were $16.2 million, or $0.27 per share on a diluted basis in the first quarter of fiscal 2006 up 92.9% from net earnings of $8.4 million, or $0.14 per share on a diluted basis in the first quarter of fiscal 2005.
Compared to the first quarter of a year ago, the increase in net earnings and E.P.S. was due to continuing strong growth in unit sales volumes and higher gross margins, partially offset by higher selling, general and administrative and depreciation expenses.

Quarterly Report to Shareholders First quarter ended January 1, 2006
Balance Sheet
Accounts receivable decreased to $51.7 million in the first quarter of fiscal 2006 from $108.6 million at October 2, 2005 and increased by $2.6 million compared to the first quarter of the prior year. The reduction in receivables compared with October 2, 2005 was due to lower seasonal sales combined with a reduction in days sales outstanding on trade accounts receivable. The increase in accounts receivable from the first quarter of fiscal 2005 is due to the 10.4% increase in sales over the prior year.
Inventories have increased by $44.0 million from October 2, 2005 and by $36.3 million from the first quarter of fiscal 2005 to $178.8 million in the first quarter of fiscal 2006. The Company traditionally builds up inventory levels in the first quarter to meet peak sales demand. The build up in the current year is in line with the Company’s sales forecast.
In the first quarter of fiscal 2006, the Company invested $12.4 million in fixed assets mainly for the textile facilities in the Dominican Republic and Honduras. In the first quarter of fiscal 2005, the Company invested $22.1 million in fixed assets.
Liquidity and Capital Resources
The Company has in recent years funded its capital expenditure requirements with cash generated from operations. The Company’s primary use of funds on an ongoing basis is related to capital expenditures for new manufacturing facilities, inventory and accounts receivable financing and scheduled payments of principal and interest on the Company’s Senior Notes.
As a result of the seasonal nature of the apparel business, working capital requirements are variable throughout the year. The Company’s need for working capital typically grows during the first two quarters as inventories are built up for the peak selling period in the third quarter.
For the quarter ended January 1, 2006, cash inflows from operating activities, including changes in non-cash working capital balances, amounted to $32.1 million compared with $12.2 million during the same period last year. The increase in cash inflow was mainly due to higher earnings combined with a reduction in days sales outstanding, partially offset by a higher seasonal build-up of inventory in the first quarter of fiscal 2006.
The Company ended the first quarter of fiscal 2006 with cash and cash equivalents of $90.3 million compared to $52.4 million at the end of the first quarter of fiscal 2005. At the end of both fiscal quarters, no amounts were drawn under the Company’s revolving bank facility. Bank indebtedness included in the Interim Consolidated Financial Statements is attributable to the Company’s joint venture. Total indebtedness 1 at January 1, 2006, amounted to $51.2 million compared to $51.1 million at October 2, 2005 and $60.9 million at January 2, 2005. The decline in total indebtedness from January 2, 2005 is mainly due to the second scheduled principal repayment of $17.5 million on the Company’s Senior Notes, which was made on June 10, 2005, partially offset by an increase in the long-term debt of the Company’s joint venture.

[1]	See non-GAAP financial measures on page 11.

Quarterly Report to Shareholders First quarter ended January 1, 2006
Continued sales growth in fiscal 2006 will result in increased working capital requirements mainly to finance trade accounts receivable and inventory. The Company now expects that it will incur approximately $90 million on capital expenditures for the full fiscal year, compared to previous estimates of approximately $105 million. The reduction in capital expenditures reflects the elimination of certain non-expansion capital spending projects, together with the later timing of some equipment purchases for the new Rio Nance activewear facility currently under construction. The Company continues to be pleased with the progress of its major capacity expansion projects in the Dominican Republic and Honduras. In addition, Gildan is continuing to evaluate potential acquisition opportunities in the sock industry. Due to its anticipated cash flow from operating activities, together with its unutilized bank credit facility, the Company expects to continue to have sufficient liquidity and capital resources in fiscal 2006 to fund its working capital requirements, capital expenditures and the June 2006 principal repayment on its Senior Notes.
Total assets were $609.6 million at January 1, 2006 compared to $597.5 million at October 2, 2005 and $497.5 million at January 2, 2005. Working capital was $228.9 million at the end of the first quarter of fiscal 2006 compared to $214.9 million at October 2, 2005, and $171.1 million at January 2, 2005.
In the past, the Company has not paid a dividend in order to maximize flexibility to finance its ongoing growth and expansion. The Board of Directors periodically re-evaluates the merits of introducing a dividend.
The Company has obtained approval from the Toronto Stock Exchange to renew its normal course issuer bid in order to repurchase up to a maximum of 1,000,000 of its common shares in the open market commencing December 22, 2005 and ending December 21, 2006. This represents less than 2.0% of the total common shares issued and outstanding. As at January 31, 2006, no shares have been repurchased under this plan.
Off-Balance Sheet Arrangements
Operating Leases
The Company has no commitments that are not reflected in its balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 15 of this Interim MD&A. As disclosed in Note 5 to the Interim Consolidated Financial Statements, the Company has issued standby letters of credit and corporate guarantees primarily from various servicing agreements amounting to $19.8 million at January 1, 2006.
Derivative Financial Instruments
From time to time, the Company uses forward foreign exchange contracts, primarily in Canadian dollars, British pounds and Euros, to hedge cash flows related to sales and operating expenses denominated in foreign currencies (non-U.S. dollar). A forward foreign exchange contract represents an obligation to exchange a foreign currency with a counterparty at a predetermined rate. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly-rated counterparties, normally major

Quarterly Report to Shareholders First quarter ended January 1, 2006
European and North American financial institutions. The Company’s exposure to foreign currency fluctuations is described in more detail in the “Risks” section of the 2005 MD&A.
The Company does not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.
The following table summarizes the Company’s commitments to buy and sell foreign currencies as at January 1, 2006 and January 2, 2005:

		Notional			Notional U.S.
(in thousands)		amount	Exchange rate	Maturity	equivalent

2006 :
Buy contracts:
Foreign exchange contracts	CA$	30,800	0.7997 to 0.8506	January to September 2006	$25,585
Sell contracts:
Foreign exchange contracts		£3,330	1.8707 to 1.8851	January to September 2006	$6,248
		€7,786	1.1802 to 1.3721	January to September 2006	$10,372
	CA$	10,000	0.8602	January 2006	$8,602

2005 :
Buy contracts:
Foreign exchange contracts	CA$	42,840	0.7251 to 0.7896	January to September 2005	$32,573
Sell contracts:
Foreign exchange contracts		£5,435	1.8815 to 1.9197	January 2005 to March 2006	$10,317
		€19,259	1.3308 to 1.3721	January 2005 to March 2006	$26,085
Contractual Obligations
In the normal course of business, the Company enters into contractual obligations that will require it to disburse cash over future periods. The following table sets forth the Company’s contractual obligations for the following items as at January 1, 2006:

	Payments Due by Period
		Less than	1 - 3	4 - 5	After
(in millions)	Total	1 year	years	years	5 years

Long-term debt	$47.1	$19.6	$21.9	$3.6	$2.0
Fixed interest payments	3.4	2.1	1.3	—	—
Capital lease obligations	0.1	0.1	—	—	—
Operating leases	29.5	6.7	7.1	4.9	10.8
Purchase obligations	80.2	80.2	—	—	—
Other long-term obligations	50.8	50.8	—	—	—

Total contractual obligations	$211.1	$159.5	$30.3	$8.5	$12.8

Quarterly Report to Shareholders First quarter ended January 1, 2006
Management expects that cash flow from the Company’s operating earnings, together with its year-end cash balances and unutilized bank facilities, will be sufficient to meet foreseeable cash needs for fiscal 2006.
Summary of Quarterly Results
The following table sets forth certain summarized unaudited quarterly financial and other data for the periods presented. The financial data have been derived from the Company’s unaudited financial statements that, in the opinion of management, reflect all adjustments necessary for a fair presentation of such quarterly data. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

2006
(in millions, except per share data)	Q1

Sales	$120.3
Net earnings	16.2
Basic EPS	0.27
Diluted EPS	0.27

Total assets	$609.6
Total long-term financial liabilities[1]	65.4

Weighted average # of shares outstanding (in thousands)

Basic	59,970
Diluted	60,559

	2005
(in millions, except per share data)	Q1	Q2	Q3	Q4

Sales	$109.0	$165.3	$198.9	$180.7
Net earnings	8.4	14.3	34.1	29.2
Basic EPS	0.14	0.24	0.57	0.49
Diluted EPS	0.14	0.24	0.57	0.48

Total assets	$497.5	$525.4	$551.6	$597.5
Total long-term financial liabilities[1]	73.2	72.8	58.1	64.1

Weighted average # of shares outstanding (in thousands)

Basic	59,407	59,617	59,816	59,924
Diluted	59,770	60,086	60,270	60,414

[1]	Sum of long-term debt, future income taxes and non-controlling interest

Quarterly Report to Shareholders First quarter ended January 1, 2006

	2004
(in millions, except per share data)	Q1	Q2	Q3	Q4

Sales	$78.0	$141.4	$168.4	$145.6
Net earnings	2.9	14.3	26.2	16.8
Basic EPS	0.05	0.24	0.44	0.28
Diluted EPS	0.05	0.24	0.44	0.28

Total assets	$427.3	$447.6	$457.3	$488.8
Total long-term financial liabilities[1]	79.9	81.2	60.9	66.0

Weighted average # of shares outstanding (in thousands)

Basic	59,048	59,153	59,256	59,270
Diluted	59,584	59,732	59,718	59,651

The activewear business is seasonal and the Company has historically experienced significant quarterly fluctuations in operating results. Typically, demand for the Company’s products is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. The seasonality of specific product lines is consistent with the results of other companies in the activewear industry and management anticipates and assumes that this will continue in the future.
The Company produces and stores finished goods inventory in the first half of the fiscal year in order to meet the expected demand for delivery in the second half of the fiscal year. However, if after producing and storing inventory in anticipation of third and fourth quarter deliveries, demand is significantly less than expected, a risk inherent in the Company’s business is that the Company may be required to hold inventory for an extended period of time at its expense, or sell the excess inventory at reduced prices, thereby reducing profits. This risk is mitigated by the low risk of obsolescence inherent in undecorated apparel.
Outlook
Due to the more favourable than anticipated results for the first fiscal quarter, the Company has increased its E.P.S. guidance for the full 2006 fiscal year to approximately $1.90 per share, compared with its prior guidance of approximately $1.85 per share. The revised full year guidance reflects a projected increase of 22.6% on E.P.S. compared with $1.55 per share in fiscal 2005, before taking account of the $0.12 per share special charge last year for the closure and relocation of the Company’s Canadian yarn-spinning facilities.
The Company’s current full year guidance continues to assume a 1.5% decrease in average selling prices for the balance of the fiscal year, compared to both the first quarter of fiscal 2006 and compared to last year, as well as sequentially higher cotton costs for the balance of fiscal 2006. Although selling prices in the first quarter were higher than anticipated, there has been promotional activity in the month of January and the Company does not yet have significant visibility to project whether market conditions will support the continuation of more favourable pricing.

[1]	Sum of long-term debt, future income taxes and non-controlling interest

Quarterly Report to Shareholders First quarter ended January 1, 2006

The Company projects capital expenditures of approximately $90 million in fiscal 2006, which it expects to fully finance out of its internally-generated cash flow from operating activities. In addition to completing the ramp-up and further expansion of the Company’s new textile facility in the Dominican Republic, the Company is constructing two new facilities at its Rio Nance site in Honduras, one for the manufacture of activewear and underwear, and one for production of athletic socks.
We hereby refer to the Forward-Looking Statements cautionary notice on page 22.
CRITICAL ACCOUNTING ESTIMATES
The Company’s significant accounting policies are described in Note 2 to the Company’s 2005 Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect the Company’s results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from those estimates.
Management believes that the accounting estimates relating to the following items are most significant to assist in understanding and evaluating the Company’s financial results:
•	Sales promotional programs;

•	Trade accounts receivable;

•	Fixed assets;

•	Cotton and yarn procurements; and

•	Future income taxes.
For a more detailed discussion of these estimates, readers should review the “Critical Accounting Estimates” section of the 2005 MD&A, which is hereby incorporated by reference.
RISKS
In order to be successful, the Company must continuously be aware of global changes and risks affecting its markets and competitive environment. The most significant risks the Company faces are as follows:
•	Our industry is competitive;

•	Our industry is subject to pricing pressures;

•	We rely on a relatively small number of significant customers;

•	We are subject to international trade legislation that is becoming increasingly liberalized;

•	We currently pay income tax at a comparatively low effective rate, which could change in the future;

•	The price of the raw materials we buy is prone to significant fluctuations and volatility;

•	Our operations are subject to political, social and economic risks;

•	Our industry is subject to fluctuation in sales demand;

Quarterly Report to Shareholders First quarter ended January 1, 2006

•	Our operations are subject to environmental regulation;

•	We are exposed to concentration of credit risk; and

•	We are subject to foreign exchange fluctuation risk.
For a more detailed discussion on potential business risks, readers should review the “Risks” section of the 2005 MD&A and the Annual Information Form filed by the Company with the Canadian securities commissions and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission, which are hereby incorporated by reference.
DISCLOSURE OF OUTSTANDING SHARE DATA
The Company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL).
As of January 31, 2006 there were 60,038,324 common shares issued and outstanding along with 487,015 stock options and 343,500 dilutive restricted share units outstanding. Each stock option and restricted share unit entitles the holder to either purchase or receive one common share from treasury at the end of the vesting period.

Quarterly Report to Shareholders First quarter ended January 1, 2006

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
The Company uses and presents such Non-GAAP Financial Measures because it believes such measures provide meaningful information on the Company’s performance and operating results. However, investors should be advised that such Non-GAAP Financial Measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures presented by other companies. Accordingly they should not be considered in isolation.
The following measures included in this Interim MD&A do not have standardized meanings under Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies:
1.	Free cash flow;

2.	Total indebtedness;

3.	Cash in excess of debt (net debt); and

4.	Adjusted net earnings and adjusted diluted earnings per share.
The following table reconciles the Non-GAAP Financial Measures mentioned in this Interim MD&A to the most directly comparable GAAP measures:

(in thousands)	Q1 2006	Q4 2005	Q1 2005
Cash flows from operating activities	$32,072	$93,250	$12,236
Cash flows from investing activities	(12,481)	(83,848)	(22,143)

Free cash flow	$19,591	$9,402	$(9,907)

	Q1 2006	Q4 2005	Q1 2005
Bank indebtedness	$(3,980)	$(3,980)	$—
Current portion of long-term debt	(19,853)	(19,859)	(19,711)
Long-term debt	(27,386)	(27,288)	(41,153)

Total indebtedness	(51,219)	(51,127)	(60,864)

Cash and cash equivalents	90,296	69,802	52,381

Cash in excess of debt (net debt)	$39,077	$18,675	$(8,483)

Quarterly Report to Shareholders First quarter ended January 1, 2006

Adjusted Consolidated Statement of Earnings and Earnings per Share
(in thousands of dollars, except earnings per share)

2005	Audited			Adjusted

Sales	$653,851			$653,851
Cost of sales	450,570			450,570

Gross profit	203,281			203,281
Special charge	10,726	(10,726)[1]		—
Selling, general and administrative expenses	74,896			74,896

EBITDA	117,659	10,726		128,385
Depreciation and amortization	25,615			25,615
Interest expense	4,615			4,615
Non-controlling interest in income of consolidated joint venture	34			34

Earnings before income taxes	87,395	10,726		98,121
Income taxes expense	1,352	3,718	[1]	5,070

Net earnings	$86,043	$7,008		$93,051

Basic EPS	$1.44			$1.56
Diluted EPS	1.43			1.55

[1]	Adjustment to remove special charge relating to the closure of the Canadian yarn-spinning facilities and the income tax effect thereon. A major portion of the Canadian yarn-spinning equipment was transferred to a new facility in Clarkton, North Carolina, which is operated by the Company’s joint venture with Frontier Spinning Mills, Inc.

Quarterly Report to Shareholders First quarter ended January 1, 2006

FORWARD-LOOKING STATEMENTS
Certain statements included in this Interim MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian commissions and the U.S. Securities and Exchange Commission, as well as the “Risks” section of the 2005 MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.
Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-down or other charges announced or occurring after forward-looking statement are made.
The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.
We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.
February 1, 2006